Mail Stop 4561

November 15, 2007

Michael L. Sapir
c/o ProShare Capital Management LLC
7501 Wisconsin Avenue
Suite 1000
Bethesda, Maryland  20814

> **Re:   Commodities & Currencies Trust**
> **Registration Statement on Form S-1**
> **Filed October 18, 2007**
> **File No. 333-146801**

Dear Mr. Sapir:

We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide us with copies of all graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the Prospectus. Such graphics and pictorial representations should not be included in any Preliminary Prospectus distributed to prospective investors prior to the time we complete our review of such artwork.

2. Please include the dealer prospectus delivery obligation as required by Regulation S-K, Item 502(b).

3. In your Risk Factors section, you note various risks related to regulatory

requirements, but do not seem to discuss such regulatory requirements otherwise in the Prospectus. Please revise the Prospectus to discuss the material government laws and regulations that apply to your business.

4. Please provide prior performance information for each of the benchmark indices or advise us why you believe this is not relevant to potential investors.

5. Please provide us with a complete copy of any sales material which includes all illustrations and other inserts in the form you, the Authorized Participants, the Distributor or others expect to distribute to investors in accordance with Release No. 33-6900 and by analogy to Item 19D of Guide 5. We may have further comment after we receive your materials.

Cover Page of Registration Statement

6. In addition to listing Commodities & Currencies Trust as a registrant, please also list the name of each of your 48 Funds as co-registrants. Additionally, please list each of the corresponding 48 Master Funds as co-registrants. Also note that in addition to the Trust and Master Trust, each Fund and Master Fund must sign the registration statement.

7. In the fee table, please list separately each of the 48 Funds, the proposed maximum aggregate offering price for such Fund, and the amount of registration fee for such Fund.

Front Cover Page of Prospectus

8. You use the term "Authorized Participants" but do not define it. Please define it in plain English. Additionally, please define other capitalized terms the first time the terms are used.

9. Please identify the initial authorized participant.

10. Please list the amount of securities of each Fund that is offered. See Regulation S-K, Item 501(b)(2).

Summary, page 1

11. Please consider adding an organization chart (showing investors, Authorized Participants, Funds, Master Funds, etc.) to your summary section so that investors can more easily understand your structure.

12. You disclose that all of your Funds' investment results are "before fees and expenses." In the Summary section, please provide a summary of the fees and expenses described in more detail in the "Charges" section on page 52.

The Master-Feeder Structure, page 3

13. Please briefly describe in plain English the reference to the "master-feeder structure."

Investment Objectives, page 7

14. Please briefly describe, in plain English, how you intend to achieve the 200% performance for each of the Ultra Funds and UltraShort Funds, and how you intend to achieve the inverse performance for the Short Funds. Please also briefly explain what these objectives mean, or provide explanatory examples. Additionally, please provide a more robust discussion of how you intend to achieve this performance in your "Investment Objectives" section on page 34.

The Managing Owner, page 9

15. We note your disclosure on page 62 which indicates your intention to reinstate registration with the CFTC as a commodity pool operator. Please update us on the status of your registration and adjust your disclosure on page 9 for consistency.

Limitation of Liabilities, page 10

16. You state that you have "received an opinion of counsel that each Fund will be entitled to the benefits of the limitation on inter-series liability provided under the Delaware Statutory Trust Act." Please state the name of such counsel, file the opinion as an exhibit and file a written consent from such counsel.

Use of Proceeds, page 12

17. We note that "substantially all" of the proceeds will be invested in swaps, futures and forward contracts. Please disclose how the remaining proceeds will be raised.

Fees and Expenses, page 13

18. We note your disclosure within footnote 2 of page A-2 which indicates that the Managing Owner will be responsible for paying the fees and expenses of the Administrator, Custodian and SEI Investments (which provides distribution and marketing services) out of the funds it receives from its management fees. Please expand your disclosure of management fees to reflect such information.

Risk Factors, page 16

19. Please revise your risk factor subheadings so that each one conveys the specific risk to you. Currently, some of your subheadings merely state a general risk or a fact about your business. We note the following non-exhaustive list of examples:

- "The Funds and the Master Funds are subject to the risks associated with being newly organized," (page 16)

- "You may not rely on past performance in deciding whether to buy Shares, " (page 16)

- "Lack of independent advisers representing investors," (page 17)

- "Net asset value may not always correspond to market price and, as a result, Creation Units may be created or redeemed at a value that differs from the market price of the Shares," (page 19)

- "Fewer representative commodities may result in greater benchmark volatility," (page 20)

- "Trading on commodity exchanges outside the United States is not subject to U.S. regulation," (page 20)

- ""Backwardation" or "contango" in the market prices of benchmark commodities will affect the value of your Shares," (page 21)

- "The positive performance of swap agreements, futures and forward contracts, and therefore your investment, is wholly dependent upon an equal and offsetting loss," (page 28)

- "The net asset value calculation of a Master Fund may be overstated or understated due to the valuation method employed when a settlement price is not available on the date of net asset value calculation," (page 28)

- "Shareholders that are not Authorized Participants may only purchase or sell their Shares in secondary trading markets," (page 30)

- "Shareholders do not have the rights enjoyed by investors in certain other vehicles," (page 30)

- "The Master Fund will be subject to regulatory risk associated with futures contracts," (page 31)

Please revise throughout the Risk Factor section as necessary to identify briefly in your subheadings the specific risks to you that result from the noted facts or uncertainties.

You cannot be assured of the Managing Owner's continued services … page 16

20. You state that the Master Funds may be adversely affected if the Managing Owner discontinues its activities on behalf of the Funds and the Master Funds, but do not explain how the Master Funds may be adversely affected. Please revise.

"Backwardation" or "contango" in the market prices … page 21

21. Please explain how the absence of contango in relevant benchmarks of a given UltraShort or Short Fund would be expected to adversely affect the value of that UltraShort or Short Fund and positively affect the value of that Ultra Fund.

Competing claims of intellectual property rights may adversely affect … page 28

22. You note that patent application could "theoretically be relevant to the Funds." Please provide examples of such applications and describe how they could present risks for the Funds and their investors.

Failure of Futures Commission Merchants to segregate assets … page 31

23. You cross reference to a section called "The Futures Commission Merchant" but this section does not appear to be in the Prospectus. Please advise.

Description of the Dow Jones – AIG Index and Sub-Indices, page 40

24. You describe the process known as "rolling" a futures position, and state that the Dow Jones – AIG is a "rolling index," but do not explain what this means. Please revise.

Description of the Currencies Benchmarks, page 44

25. We note your usage of the BIS Survey. Please provide us with highlighted copies of this and any other study or report that you cite or on which you rely. Confirm that the industry reports or studies that you rely on were publicly available and not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file consents for the

parties providing this data as exhibits to the registration statement.

26. You discuss various USD / foreign currency pairs in this section. Please disclose the relevance of this disclosure.

Creation and Redemption of Shares, page 55

27. If not filed with your next amendment, please provide us a draft of the form participant agreement. Please summarize any provisions in the Authorized Participant agreement that obligate an authorized participant to publicly distribute shares acquired in a creation basket.

Litigation, page 58

28. We note your current disclosure. Additionally, please describe material pending legal proceedings to which you are a party. Please see Regulation S-K, Item 103 and Instruction 4 thereto.

Description of the Shares and The Master Fund Units; The Funds; Certain Material Terms of the Trust Agreements, page 59

Description of the Shares and the Master Fund Units, page 59

29. In this section, you state that the Shares may be purchased from each Fund but only by Authorized Participants. On page 65 under "Shares Freely Transferable," however, you state that each Fund's Shares may be bought and sold on the American Stock Exchange like other securities, and on page 91 under "Plan of Distribution," you state that that retail investors may purchase and sell Shares through traditional brokerage accounts. Please revise to clarify your disclosure to distinguish between new issuances / redemptions and secondary trading on the American Stock Exchange.

Net Asset Value, page 65

30. Please revise the second paragraph to more clearly describe how you calculate indicative net asset value of a commodities index fund, commodities fund and currency fund.

The Administrator, page 69

31. Please describe the role and responsibilities of the Administrator.

Distribution Services Agreement, page 75

32. Please provide examples of the "certain distribution services" that SEI Investments will provide to each Fund.

Likelihood of Becoming a Statutory Underwriter, page 90

33. Please disclose that the initial Authorized Participant is acting as an underwriter.

Financial Statements, page F-1

34. It appears that you intend to include financial statements of Commodities & Currencies Trust and Commodities & Currencies Master Trust in a subsequent amendment. Please explain to us your basis in GAAP for consolidating each of the funds and the master funds with the Trust and Master Trust respectively. Alternatively, confirm for us that you will include separate financial statements for each fund and master fund.

Item 16. Exhibits and Financial Statements, page II-2

35. Please submit all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for us to review.

Item 17. Undertakings

36. Please include the undertaking required by Item 512(a)(5) of Regulation S-K.

\*   \*   \*


As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Howard Efron at (202) 551-3439 or Robert Telewicz at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3852 with any other questions.

Sincerely,

Michael McTiernan
Special Counsel

cc:     Anthony A. Lopez III, Esq. (via facsimile)